

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2022

Ding-Shin Chang
President and Chief Executive Officer
Phoenix Rising Companies
641 10th Street
Cedartown, Georgia 30125

> **Re: Phoenix Rising Companies**
> **Annual Report on Form 10-K**
> **Filed March 31, 2022**
> **File No. 000-55319**

Dear Mr. Chang:

We issued comments to you on the above captioned filing on July 14, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 20, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Scott Anderegg at 202-551-3342 or Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services